FILE No.
82-3874

NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

SEC
Mail Processing
Section

MAY 12 2008

Washington, DC
101

May 1, 2008

08002608

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated May 1, 2008

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

PROCESSED
MAY 21 2008
THOMSON REUTERS

for [signature]
BARBARA O'NEILL

[handwritten initials] 5/19

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE 08-05 **MAY 1, 2008**

Symbol: TSX Venture-MCK

FILE No. 82-3874

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek to Commence Drill Program On Meridian Gold-Silver Project

Manson Creek Resources Ltd. (Manson Creek) is pleased to provide an exploration update for the Meridian gold-silver project, located 45 kilometers southeast of Revelstoke, British Columbia.

Manson Creek personnel will be onsite early next week in preparation for the arrival of the diamond drill and crews. Mobilization of the drill to the project is expected shortly thereafter with drilling to commence by mid-May.

The planned 1,500 meter drill program will target subsurface extensions of gold and silver bearing veins that were briefly mined in the early 1900's. Surface and sub-surface sampling by Company personnel has shown widespread mineralization that has not been examined in recent times.

Background

The road accessible 675 hectare claim group encompasses 5 historic past producers. The Meridian Camp was active in the early 1900's but the fragmented land ownership at the time did not allow for growth and the camp faded after only a few years of production. In that brief time, the Eva Mine produced 543,899 grams of gold and 165,499 grams of silver from only 88,762 tonnes. In the 1914 British Columbia Minister of Mines Annual Report there is mention of numerous areas, including a block of 200,000 tonnes grading at over 7 grams/tonne gold (45,000 ounces) that remained after the completion of operations in the area.

The Company believes that the potential for significant mineralization is high in areas near and below the limited historic mining. The gold and silver mineralization is found within and proximal to quartz veins related to the regional scale Camborne Fault which bisects the Meridian Claim group and hosts many of the historic deposits.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-05 **MAY 1, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek to Commence Drill Program On Meridian Gold-Silver Project

Manson Creek Resources Ltd. (Manson Creek) is pleased to provide an exploration update for the Meridian gold-silver project, located 45 kilometers southeast of Revelstoke, British Columbia.

Manson Creek personnel will be onsite early next week in preparation for the arrival of the diamond drill and crews. Mobilization of the drill to the project is expected shortly thereafter with drilling to commence by mid-May.

The planned 1,500 meter drill program will target subsurface extensions of gold and silver bearing veins that were briefly mined in the early 1900's. Surface and sub-surface sampling by Company personnel has shown widespread mineralization that has not been examined in recent times.

Background

The road accessible 675 hectare claim group encompasses 5 historic past producers. The Meridian Camp was active in the early 1900's but the fragmented land ownership at the time did not allow for growth and the camp faded after only a few years of production. In that brief time, the Eva Mine produced 543,899 grams of gold and 165,499 grams of silver from only 88,762 tonnes. In the 1914 British Columbia Minister of Mines Annual Report there is mention of numerous areas, including a block of 200,000 tonnes grading at over 7 grams/tonne gold (45,000 ounces) that remained after the completion of operations in the area.

The Company believes that the potential for significant mineralization is high in areas near and below the limited historic mining. The gold and silver mineralization is found within and proximal to quartz veins related to the regional scale Camborne Fault which bisects the Meridian Claim group and hosts many of the historic deposits.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-05 **MAY 1, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek to Commence Drill Program On Meridian Gold-Silver Project

Manson Creek Resources Ltd. (Manson Creek) is pleased to provide an exploration update for the Meridian gold-silver project, located 45 kilometers southeast of Revelstoke, British Columbia.

Manson Creek personnel will be onsite early next week in preparation for the arrival of the diamond drill and crews. Mobilization of the drill to the project is expected shortly thereafter with drilling to commence by mid-May.

The planned 1,500 meter drill program will target subsurface extensions of gold and silver bearing veins that were briefly mined in the early 1900's. Surface and sub-surface sampling by Company personnel has shown widespread mineralization that has not been examined in recent times.

Background

The road accessible 675 hectare claim group encompasses 5 historic past producers. The Meridian Camp was active in the early 1900's but the fragmented land ownership at the time did not allow for growth and the camp faded after only a few years of production. In that brief time, the Eva Mine produced 543,899 grams of gold and 165,499 grams of silver from only 88,762 tonnes. In the 1914 British Columbia Minister of Mines Annual Report there is mention of numerous areas, including a block of 200,000 tonnes grading at over 7 grams/tonne gold (45,000 ounces) that remained after the completion of operations in the area.

The Company believes that the potential for significant mineralization is high in areas near and below the limited historic mining. The gold and silver mineralization is found within and proximal to quartz veins related to the regional scale Camborne Fault which bisects the Meridian Claim group and hosts many of the historic deposits.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

END